Exhibit 12.1

General Maritime Corporation

Computation of Ratio of Earnings to Fixed Charges*

(Expressed in thousands of United States Dollars, except ratios)

	Year Ended December 31,
	2004	2003	2002	2001	2000
Fixed Charges
Interest expense	$38,831	$35,505	$14,747	$17,728	$19,900
Amortized loan fees	3,142	3,468	1,492	890	691

Fixed Charges	41,973	38,973	16,239	18,618	20,591

Earnings
Pretax operating income	315,109	84,518	(9,742)	51,221	20,282
Fixed charges	41,973	38,973	16,239	18,618	20,591
Capitalized interest	1,270	—	—	—	—

Earnings	355,812	123,491	6,497	69,839	40,873

Ratio of Earnings to Fixed Charges	8.48	3.17	0.40	3.75	1.98

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	8.48	3.17	0.40	3.75	1.98

For the year ended December 31, 2002, earnings were insufficient to cover fixed charges by $9,742.

*As defined in Item 503(d) of Regulation S-K of the Securities Exchange Act of 1934